Exhibit 99.1

RIVERSTONE HOLDINGS LLC

Moderator: Daniel Yunger

07-21-16/12:13 p.m. ET

Confirmation # 54126594

RIVERSTONE HOLDINGS LLC

Moderator: Daniel Yunger

July 21, 2016

12:13 p.m. ET

Operator:                                                                    This is conference # 54126594.

Good day, ladies and gentlemen. Welcome to the Silver Run Centennial Acquisition Conference Call.  I would now like to hand things over to John Staudinger from Riverstone.  Please go ahead sir.

John Staudinger:                             Good morning, everyone, and thank you for joining our call to discuss our recently announced acquisition of Centennial Resource Production.  With me today is Mark Papa, Chairman and Chief Executive Officer.

In today’s conference call, we’ll be discussing adjusted EBITDA or EBITDA, a non-GAAP financial measure, as well as estimated ultimate recoveries, or EURs, net total recoverable resource, and estimates of original oil in place.  Please note the cautionary statements about these terms in our press release and slides about the Centennial acquisition which we released early this morning.  In addition, we’ll be making numerous forward-looking statements.  I’ll remind everyone that our actual results could differ materially from these forward-looking statements for a variety of reasons, many of which are beyond our control.

We undertake no obligations to correct or update these forward-looking statements whether as a result of new information, fewer future events or otherwise and refer everyone to our more robust forward- looking statements disclaimer in our press release and SEC file.

Before I hand the call off to Mark, I’ll provide a brief overview of the transaction.  Centennial is a pure play Delaware Basin company with approximately 42,500 net acres located primarily in Reeves and Ward counties.  Current production is about 7,200 barrels of oil equivalent per day, 72 percent of which is crude oil.  Centennial’s estimated net proved preserves and net recoverable resources are 49 and 385 million barrels of oil equivalent, respectively.

There are currently 74 horizontal PDP wells and 27 operated vertical wells on the property and over 1,350 identified gross horizontal drilling locations.

On July 6, certain funds controlled by Riverstone entered into an agreement to purchase an 89 percent controlling interest in Centennial from funds controlled by and affiliates of NGP Energy Capital Management.  Under the terms of the agreement, Riverstone retains the ability to assign its rights to purchase the interest in Centennial to Silver Run.

Today, Riverstone agreed to assign its right to purchase this interest to Silver Run and Silver Run agreed to assume that right, subject to the satisfaction of certain conditions, including the approval of the transaction by Silver Run stockholders.

Riverstone will participate in a transaction as an equity holder directly in Silver Run by purchasing roughly 81 million shares of Silver Run Class A common stock at $10 per share.  Riverstone and certain affiliates will be the single largest stockholder of the combined company owning approximately 51 percent of the outstanding shares.

Between Silver Run’s existing cash on hand, Riverstone’s investment, a $200 million private placement to two institutional investors, and NGP’s decision to retain a significant equity stake in the company, the transaction will be entirely equity financed.  At close, Silver Run expects to be debt free and have $100 million of cash-on-hand and an undrawn revolving credit facility.

As of March 31st, Centennial had $140 million of borrowing capacity available.  We expect our borrowing base to be a minimum of $140 million.  Between the credit facility and cash on hand, we left ample liquidity to fund our drilling program through 2018 and/or pursue acquisitions.

Prior to the closing of the transaction, Silver Run’s existing Class A stockholders will have the opportunity to vote on the transaction. In the event the transaction is not approved for any reason, Riverstone and its affiliated funds will acquire the interest in Centennial independently of Silver Run.

In the event the transaction is approved and consummated, stockholders will also have the opportunity to redeem their shares for cash.  If any stockholders choose to redeem their shares, Riverstone expects to purchase an equivalent number of additional shares to fund such redemptions, effectively ensuring Silver Run’s ability to fund the acquisition.

Looking forward, we expect to be marketing to investors after Labor Day and close the transaction in late September.  And last but certainly not the least, after close, Mark will be Chairman and Chief Executive Officer of Centennial.  The existing senior management team will provide transition services as Mark looks to build out his team.  With that, I’ll turn over the call to Mark.

Mark Papa:                                                       Thanks John.  Consistent with what we promised prospective Silver Run shareholders in the January and February 2016 road show, I’m happy to announce that we’ve captured an asset that fits the parameters we defined earlier this year.  During our road show, we set six parameters that we promised prospective shareholders that any asset that we purchased would fit those parameters.  And let me reiterate those six parameters and I’ll talk about how this asset fits those parameters.  But the parameters that we promised perspective shareholders, again, I will articulate are as follows.

First, we said that we were bullish on crude oil, the crude oil macro picture over the next two to five years and that we would be looking for (an oil asset).  Second, we said that we would be looking for domestic shale oil play in one of five basins in North America, and those five basins were the Permian Basin, the Eagle Ford, the Bakken, the Powder River Basin or in Canada, the liquids-rich Montney play.

Third, we said the asset would have some existing oil production, but it would also have a significant growth potential by injecting additional capital and that additional growth potential would also have a correlative low geologic risk associated with it.

Fourth, we said that the asset would be amenable to technology upgrades, particularly relating to frack technology.

Fifth, we said that the ensuing company that we’d hope to build would definitely have low net debt.

And sixth, we said that the ensuing company would be one that that would be associated with GAAP net income as opposed to a non-GAAP net income which most of the peer companies out there in the E&P space seem to favor as opposed to GAAP net income.

So I’m happy to report that the asset that we have captured which is Centennial Resources fits all six of those parameters that we discussed with perspective shareholders six months ago.

My description of Centennial is that - I’d say it’s a class A property.  It’s located in the Permian basin, and specifically, the Delaware Basin which is in the Western part of the Permian Basin for those of who you are not quite as familiar with some of the terms.

Current production in barrels of oil per day, not BOE per day because I’m really focused on a crude oil.  Current production is about 6,000 barrels of oil today and it’s got strong growth potential to be able to take that 6,000 barrels oil per day and over the next multiple years grow that production multiples of 6,000 in there.

And I would say our growth potential over the next four, five years is likely the best percentage year over year growth potential of any small-cap Permian Basin peer group company.  And again associated with that is very low geologic risk associated with that. So the risk will be simply execution risk, and then of course crude price risk, but not geologic risk.

Currently, the company is developing two Wolfcamp zones.  Those will be the focus zones certainly early on.  But as we look at additional plays out there, particularly the Bone Springs — that play has the potential to migrate up to the south onto our acreage.  It’s already being developed a little bit to the north of our acreage.  And I would guess that within several years, we’ll have the potential to be developing up to five zones on our acreage.

Some other advantages of this asset — and these are really in my mind, very big advantages.  The asset is located in the state of Texas, specifically Reeves County.  Texas is certainly where oil — is an-oil friendly state. It’s located on private land, not federal land.

So, if you — as far as having an asset, having it located in Texas, as it is located on private land as opposed to federal land, that’s as good it gets.  About 85 percent of the asset is company operated. That’s something I want to focus definitely on because you control your own fate.  That way you’re not relying on other companies.  So a low percentage of outside operated activity is something that you definitely want to have and that you have it here.

You have a large inventory even with the two Wolfcamp zones that are currently being developed. We’ve got about a 15-year inventory of locations, and certainly as the Bone Springs develops on our acreage that 15-year inventory will grow.

And then on the fiscal side, we’re rolling this company out with zero net debt. Actually we’re going to have about $100 million cash on our balance sheet. So, we’ll have a negative net debt situation, which will easily put us in the absolute strongest financial position of any of our peer companies by a wide margin.  And if you look at us in terms of what we’re likely to do over the next couple of years, if you assume that the future strip is a correct harbinger of what happens with prices, we may run a slightly negative cash flow in 2017.

And then of course, depending on what happens to prices more of a balanced situation, possibly in ‘18 and then may turn into positive free cash flow, moving forward from there.

So, it’s very likely that if you project in the future, if one believes in a future strip that we will —  for many years to come have absolutely the strongest balance sheet of any company, and perhaps in the entire domestic E&P industry.

And then, as we also mentioned when we did our road show in January and February, this is clearly a strong stand-alone asset and will make a fine company by itself, but it also could be a possible initial building block.  And we’ll be looking possibly to look — to grow the company possibly in some other basins if the right economic parameters and opportunities present themselves. So, that’s just a possibility as we go forward.

So the objectives for this company and where we want to take this company are number one, we expect it to have the highest oil growth rate. Again, this is oil not BOEs, oil growth rate of any company in the small-cap Permian Basin peer group over the next four years, at least. We expect to have clearly the lowest debt.  We expect to achieve good ROEs on our ROCEs during that period.

And the last — and really one of the most important one — in the small-cap Permian Basin peer group, we expect to become the most technically competent company in that peer group.  That’s very important to me.

So those are some of the goals we have in the Company.  It’s an exciting time.  And as we said, we are pragmatically optimistic relating to the oil macro situation, so we think we’re catching the wave at the right time too.

So that’s a brief outline of what our strategy is and what the asset looks like. And so thanks for listening to this call and we’re looking forward to the launch of this new company, Centennial. Thank you.

END

Forward-Looking Statements

This communication includes certain statements that may constitute “forward-looking statements” for purposes of the federal securities laws. Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements may include, for example, statements about: Silver Run’s ability to consummate the business combination; the benefits of the business combination; the future financial performance of Silver Run following the business combination; changes in Centennial’s reserves and future operating results; and expansion plans and opportunities. These forward-looking statements are based on information available as of the date of this communication, and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing Silver Run’s views as of any subsequent date, and Silver Run does not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.  You should not place undue reliance on these forward-looking statements. As a result of a number of known and unknown risks and uncertainties, Silver Run’s actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include: (i) the occurrence of any event, change or other circumstances that could delay the business combination or give rise to the termination of the contribution agreement; (ii) the outcome of any legal proceedings that may be instituted against Silver Run following announcement of the proposed business combination and transactions contemplated thereby; (iii) the inability to complete the business combination due to the failure to obtain approval of the stockholders of Silver Run, or other conditions to closing in the contribution agreement; (iv) the risk that the proposed business combination disrupts current plans and operations of Silver Run or Centennial as a result of the announcement and consummation of the transactions described herein; (v) Silver Run’s ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition and the ability of Silver Run to grow and manage growth profitably following the business combination; (vi) costs related to the business combination; (vii) changes in applicable laws or regulations; (viii) the possibility that Silver Run or Centennial may be adversely affected by other economic, business, and/or competitive factors; and (ix) other risks and uncertainties indicated in the preliminary proxy statement, including those under the section entitled “Risk Factors.”

No Offer or Solicitation

This communication is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed transactions or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Information For Investors and Stockholders

In connection with the proposed business combination, Silver Run intends to file a proxy statement with the SEC. The definitive proxy statement and other relevant documents will be sent or given to the stockholders of Silver Run and will contain important information about the proposed business combination and related matters. Silver Run stockholders and other interested persons are advised to read, when available, the proxy statement in connection with Silver Run’s solicitation of proxies for the meeting of stockholders to be held to approve the proposed business combination because the proxy statement will contain important information about the proposed business combination. When available, the definitive proxy statement will be mailed to Silver Run stockholders as of a record date to be established for voting on the proposed transaction. Stockholders will also be able to obtain copies of the proxy statement, without charge, once available, at the SEC’s website at www.sec.gov.

Participants in the Solicitation

Silver Run and its directors and officers may be deemed participants in the solicitation of proxies of Silver Run stockholders in connection with the proposed business combination. Silver Run stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of Silver Run in Silver Run’s registration statement on Form S-1, as amended as of February 17, 2016. Additional information will be available in the definitive proxy statement when it becomes available.